PRICING SUPPLEMENT NO. 1 DATED JULY 10, 1998            RULE 424(b)(5)
   (TO PROSPECTUS DATED JUNE 9, 1997 AND                FILE NO. 33-64225
   PROSPECTUS SUPPLEMENT DATED JUNE 9, 1997)

                                 NEWELL CO.
                         MEDIUM-TERM NOTES, SERIES A
                                $250,000,000
                  6.35% RESET PUT SECURITIES ("REPS{SM}")*
   ______________________________________________________________________


   Trade Date:                             July 9, 1998
   Original Issue Date:                    July 14, 1998
   Principal Amount:                       $250,000,000
   Initial Price to Public:                100% of Principal Amount, plus
                                           accrued interest, if any, from
                                           and including July 14, 1998

   Purchase Price:                         99.350% of Principal Amount,
                                           plus accrued interest; if any,
                                           from and including July 14,
                                           1998

   Interest Rate:                          To but excluding July 15,
                                           2008, 6.35%. From and
                                           including July 15, 2008 as
                                           described under "ADDITIONAL
                                           TERMS - INTEREST RATE AND
                                           INTEREST PAYMENT DATES"

   Interest Payment Dates:                 January 15 and July 15 of each
                                           year, commencing January 15,
                                           1999

   Maturity Date:                          July 15, 2028 subject to the
                                           Call Option and Put Option
                                           referred to below

   Call Option:                            The Notes may be called by the
                                           Callholder prior to maturity,
                                           as described under "ADDITIONAL
                                           TERMS - CALL OPTION; PUT
                                           OPTION"

   Repayment/Put Option:                   The Notes are subject to
                                           repayment by the Company prior
                                           to the Maturity Date, pursuant
                                           to the Put Option as described
                                           under "ADDITIONAL TERMS - CALL
                                           OPTION; PUT OPTION"

   Discount to Agents
   (as percentage of principal amount):    .650%  See also UNDERWRITING

   Net Proceeds to Company
   (as percentage of principal amount
   and including proceeds received for
   the Call Option):                       103.289%  See also
                                           UNDERWRITING

   As of the date hereof, $250,000,000 in aggregate principal amount of Medium Term Notes, Series A, of the Company have been sold (including the Notes to which this Pricing Supplement relates).
   ______________________________________________________________________

   Form:     /X/ Book-Entry   /_/ Certificated
   Original Issue Discount Note:  /_/ Yes /X/ No
   ______________________________________________________________________

   Agents:   Morgan Stanley Dean Witter
             Chase Securities Inc.
             First Chicago Capital Markets, Inc.
             Merrill Lynch & Co.

   Agents acting in the capacity as indicated below:
        /_/ Agent  /X/ Principal
   Other Provisions: See the Attachment
   ______________________________________________________________________

                       MORGAN STANLEY DEAN WITTER
                             CHASE SECURITIES, INC.
                                  FIRST CHICAGO CAPITAL MARKETS, INC.
                                      MERRILL LYNCH & CO.



   ____________________

        *REPS is a service mark of Morgan Stanley Dean Witter & Co.

        CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE AGENT MAY OVER-ALLOT IN
   CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
   "UNDERWRITING."


                              ADDITIONAL TERMS


        THESE ADDITIONAL TERMS CONSTITUTE A PART OF PRICING SUPPLEMENT NO. 1 DATED JULY 10, 1998 OF NEWELL CO. (THE COMPANY ) AND CONTAINS A DESCRIPTION OF ADDITIONAL TERMS AND PROVISIONS APPLICABLE TO THE COMPANY'S 6.35% RESET PUT SECURITIES (THE "NOTES") CONSTITUTING A TRANCHE OF THE COMPANY'S MEDIUM-TERM NOTES, SERIES A. THE NOTES ARE DESCRIBED IN THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT FOR THE MEDIUM-TERM NOTES, SERIES A, REFERRED TO ABOVE, AND REFERENCE IS MADE THERETO FOR A DETAILED SUMMARY OF ADDITIONAL PROVISIONS OF THE NOTES. THE NOTES ARE FIXED RATE NOTES AS DESCRIBED IN THE PROSPECTUS SUPPLEMENT, SUBJECT TO AND AS MODIFIED BY THE COUPON RESET PROCESS AND OTHER PROVISIONS DESCRIBED BELOW. THE DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES SET FORTH IN THIS PRICING SUPPLEMENT SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE TERMS AND PROVISIONS OF THE "DEBT SECURITIES" IN THE PROSPECTUS AND THE "NOTES"IN THE PROSPECTUS SUPPLEMENT. CAPITALIZED TERMS USED BUT UNDEFINED HEREIN SHALL HAVE THE MEANINGS GIVEN SUCH TERMS IN SUCH PROSPECTUS AND PROSPECTUS SUPPLEMENT.

   INTEREST RATE AND INTEREST PAYMENT DATES

        The Notes will bear interest at the rate of 6.35% from and including July 14, 1998 to but excluding July 15, 2008 (the "First
   Coupon Reset Date"). The First Coupon Reset Date and July 15, 2018 are
   each referred to herein as a  Coupon Reset Date.   To the extent that the
   Company has not purchased the aggregate principal amount of the Notes, in whole, the next Coupon Reset Date is referred to herein as the
    Applicable Coupon Reset Date.   Interest on the Notes will be payable
   semi-annually on January 15 and July 15 of each year, commencing
   January 15, 1999 (each, an "Interest Payment Date"). Interest will be calculated based on a 360-day year consisting of twelve 30-day months.
   On each Interest Payment Date, interest will be payable to the persons in whose name the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (each, a "Record Date"). "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or regulation to be closed.

        If the Callholder (as defined below) elects to purchase the Notes pursuant to the Call Option (as defined below), the Calculation Agent (as defined below) will reset the interest rate for the Notes effective on the Applicable Coupon Reset Date, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the Notes will be purchased by the Callholder at 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein (interest accrued to but excluding the Applicable Coupon Reset Date will be paid by the Company on such date to the holders of the Notes on the most recent Record Date), and (ii) from and including the Applicable Coupon Reset Date, the Notes will bear interest at the rate determined by the Calculation Agent in accordance with the procedures set forth under "-Coupon Reset Process if Notes are Called" below.


   MATURITY DATE

        The Notes will mature on July 15, 2028 (the "Maturity Date"). However, holders of the Notes will be entitled to receive 100% of the principal amount thereof on the Applicable Coupon Reset Date from either (i) the Callholder, if the Callholder purchases the Notes pursuant to the Call Option, or (ii) the Company, by exercise of the Put Option (as defined below) by the Trustee for and on behalf of the holders of the Notes, if the Callholder does not purchase the Notes pursuant to the Call Option. See "Call Option; Put Option" below.

        For persons holding the Notes (or an interest therein) on the Applicable Coupon Reset Date, the effect of the operation of the Call Option and Put Option will be that such holders will be entitled to receive, and will be required to accept, 100% of the principal amount of such Notes (plus accrued interest) on the Applicable Coupon Reset Date in satisfaction of the Company's obligations to the holders of the Notes. Interest accrued to but excluding the Applicable Coupon Reset Date will be paid by the Company on such date to the holders of the Notes on the most recent Record Date.

   CALL OPTION; PUT OPTION

        (i) CALL OPTION. Pursuant to the terms of the Notes, the Callholder, by giving notice to the Trustee (the "Call Notice"), has the right to purchase the aggregate principal amount of Notes, in whole but not in part (the "Call Option"), on the Applicable Coupon Reset Date, at a price equal to 100% of the principal amount thereof (the "Call Price") (interest accrued to but excluding the Applicable Coupon Reset Date will be paid by the Company on such date to the holders of the Notes on the most recent Record Date). In order for the Callholder to exercise the Call Option, the Call Notice is required to be given to the Trustee, in writing, prior to 4:00 p.m., New York time, no later than fifteen calendar days prior to the Applicable Coupon Reset Date for the Notes. The Call Notice may not be revoked by the Callholder.

        If the Callholder exercises its rights under the Call Option, unless terminated in accordance with its terms, (i) not later than

   2:00 p.m., New York time, on the Business Day prior to the Applicable Coupon Reset Date, the Callholder will deliver the Call Price in immediately available funds to the Trustee for payment of the Call Price on the Applicable Coupon Reset Date and (ii) the holders of Notes will be required to deliver and will be deemed to have delivered the Notes to the Callholder against payment therefor on the Applicable Coupon Reset Date through the facilities of the Depositary. No holder of any Notes or any interest therein will have any right or claim against the Callholder as a result of the Callholder's decision whether or not to exercise the Call Option or performance or nonperformance of its obligations with respect thereto.

        The Call Option provides for certain circumstances under which the Call Option may be terminated (as set forth below). If the Call Option is terminated, notice of such termination will be promptly given in writing to the Trustee by the Callholder. If the Call Option is not exercised or if the Call Option otherwise terminates, the Trustee will be required to exercise the Put Option described below.

        Except for the events specified in clauses (i) through (iii) below, with respect to which termination of the Call Option is at the Callholder's option, the Call Option will automatically and immediately terminate, no payment will be due hereunder from the Callholder, and the Coupon Reset Process will terminate, if any of the following occurs: (i) an Event of Default occurs and is continuing under Sections 501(1) or 501(2) of the Indenture; (ii) a default, event of default or similar condition or event (however described) in respect of the Company or any of its subsidiaries has occurred under one or more agreements or instruments relating to indebtedness of the Company or any of its material subsidiaries (individually or collectively) in an aggregate amount of not less than $25,000,000, which has resulted in such indebtedness becoming due and payable under such agreements or instruments before it would otherwise have been due and payable and such acceleration has not been rescinded or the indebtedness so accelerated remains unpaid; (iii) the Company or any of its material subsidiaries (individually or collectively) has defaulted in making one or more payments on the due date thereof in an aggregate principal amount of not less than $25,000,000 under such agreements or instruments (after giving effect to any applicable notice requirement or grace period) and such defaulted payments remain unpaid; (iv) an Event of Default has occurred and is continuing under Sections 501(5) or 501(6) of the Indenture; (v) the Callholder fails to deliver the Call Notice to the Trustee prior to 4:00 p.m., New York time, on the fifteenth calendar day prior to the Coupon Reset Date;
   (vi) on the Bid Date (as defined below), fewer than two Dealers (as defined below) submit timely Bids (as defined below) substantially as provided below; (vii) the Callholder fails to pay the Call Price by 2:00 p.m., New York time, on the Business Day prior to the Coupon Reset Date; or (viii) a Defeasance (as defined in the Indenture) or a Covenant Defeasance (as defined in the Indenture) has occurred pursuant to Section 1402 or Section 1403, respectively, of the Indenture with respect to the Notes.

        Immediately following the original issuance of the Notes, the "Callholder" will be Morgan Stanley & Co. International Limited. Thereafter, the Callholder from time to time may assign all (but not less than all) its rights under the Call Option to a substitute Callholder, in each case without notice to or consent of the holders of the Notes. Under certain circumstances, the Company has the right or the obligation to reacquire the Call Option.

        (ii) PUT OPTION. If the Call Option is not exercised or if the Call Option otherwise terminates, the Trustee will be obligated to exercise the right of the holders of the Notes to require the Company to purchase the aggregate principal amount of Notes, in whole but not in part (the "Put Option"), on the Applicable Coupon Reset Date at a price equal to 100% of the principal amount thereof (the "Put Price"), plus accrued but unpaid interest to but excluding such Applicable Coupon Reset Date, in each case, to be paid by the Company to the holders on the Applicable Coupon Reset Date. If the Trustee exercises the Put Option, then the Company shall deliver the Put Price in immediately available funds to the Trustee by no later than 12:00 noon, New York time, on the Applicable Coupon Reset Date, and the holders of the Notes will be required to deliver and will be deemed to have delivered the Notes to the Company against payment therefor on the Applicable Coupon Reset Date through the facilities of the Depositary. By its purchase of Notes, each holder irrevocably agrees that the Trustee shall exercise the Put Option relating to such Notes for or on behalf of such Notes as provided herein. No holder of any Notes or any interest therein has the right to consent or object to the exercise of the Trustee's duties under the Put Option.

        The transactions described above will be executed on the Applicable Coupon Reset Date through the Depositary in accordance with the procedures of the Depositary, and the accounts of participants will be debited and credited and the Notes delivered by book-entry as necessary to effect the purchases and sales thereof. For further information with respect to transfers and settlement through the Depositary, see "Description of the Notes-Book-Entry System" in the Prospectus Supplement.

   NOTICE TO HOLDERS BY TRUSTEE

        In anticipation of the exercise of the Call Option or the Put Option on the Applicable Coupon Reset Date, the Trustee will notify the Holders of the Notes, not less than 30 days nor more than 60 days prior to the Applicable Coupon Reset Date, that all Notes shall be delivered on the Applicable Coupon Reset Date through the facilities of the Depositary against payment of the Call Price by the Callholder under the Call Option or payment of the Put Price by the Company under the Put Option. The Trustee will notify the holders of the Notes once it is determined whether the Call Price or the Put Price shall be delivered.

   COUPON RESET PROCESS IF NOTES ARE CALLED

        The following discussion describes the steps to be taken in order to determine the interest rate to be paid on the Notes on and after the Applicable Coupon Reset Date in the event the Call Option has been exercised with respect to the Notes.

        Under the Notes and pursuant to a Calculation Agency Agreement, Morgan Stanley & Co. Incorporated has been appointed the calculation agent for the Notes (in such capacity as calculation agent, the "Calculation Agent"). If the Callholder exercises the Call Option, then the following steps (the "Coupon Reset Process") will be taken in order to determine the interest rate to be paid on the Notes from and including such Applicable Coupon Reset Date to but excluding the next Applicable Coupon Reset Date, or if there are no more Applicable Coupon Reset Dates, the Maturity Date. The Company and the Calculation Agent will use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

             (a) No later than five Business Days prior to the Applicable Coupon Reset Date, the Company will provide the Calculation Agent with (i) a list (the "Dealer List"), containing the names and addresses of five dealers, one of whom shall be Morgan Stanley & Co. Incorporated, from whom the Company desires the Calculation Agent to obtain Bids for the purchase of the Notes and (ii) such other material as may reasonably be requested by the Calculation Agent to facilitate a successful Coupon Reset Process.

             (b) Within one Business Day following receipt by the Calculation Agent of the Dealer List, the Calculation Agent will provide to each dealer ("Dealer") on the Dealer List (i) a copy of the Pricing Supplement dated July 10, 1998, together with the Prospectus Supplement dated June 9, 1997 and Prospectus dated June 9, 1997, relating to the offering of the Notes (collectively, the "Pricing Supplement"), (ii) a copy of the form of Notes and (iii) a written request that each Dealer submit a Bid to the Calculation Agent by 12:00 noon, New York time, on the third Business Day prior to the Applicable Coupon Reset Date (the "Bid Date"). "Bid" means an irrevocable written offer given by a Dealer for the purchase of all of the Notes, settling on the Applicable Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on Notes ("Yield to Maturity"). Each Dealer shall also be provided with (i) the name of the Company, (ii) an estimate of the Purchase Price (which shall be stated as a U.S. dollar amount and be calculated by the Calculation Agent in accordance with paragraph (c) below), (iii) the principal amount and maturity of the Notes and (iv) the method by which interest will be calculated on the Notes.

             (c) The purchase price for the Notes in connection with the Coupon Reset Process after the exercise of the Call Option (the

        "Purchase Price") shall be equal to (i) the sum of the principal amount of the Notes, and (ii) an amount (the "Notes Difference") which shall be equal to the difference, if any, on the Applicable Coupon Reset Date of (A) the discounted present value to the Applicable Coupon Reset Date of a bond with a maturity of ten
        (10) years which has an interest rate of 5.485%, semi-annual interest payments on each January 15 and July 15, commencing January 15, 1999, and a principal amount equal to the principal amount of the Notes, and assuming a discount rate equal to the Treasury Rate minus (B) such principal amount of Notes. The "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run ten-year United States Treasury Security per Telerate page 500, or any successor page, at 12:00 noon, New York time, on the Bid Date (or such other time or date, or reference for such information, that may be agreed upon by the Company and the Calculation Agent).

             (d) The Calculation Agent will provide written notice to the Company as soon as practicable, on the Bid Date, setting forth (i) the names of each of the Dealers from whom the Calculation Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to paragraph (c) above. Except as provided below, the Calculation Agent will thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid"); PROVIDED, HOWEVER, that (i) if the Calculation Agent has not received a timely Bid from a Dealer on or before the Bid Date, the Selected Bid shall be the lowest of all Bids received by such time, and (ii) if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid). The Calculation Agent will set the Coupon Reset Rate equal to the interest rate that will amortize the Notes Difference fully over the term of the Notes at the Yield to Maturity indicated by the Selected Bid. The Calculation Agent will notify the Dealer that submitted the Selected Bid by 4:00 p.m., New York time, on the Bid Date.

             (e) Immediately after calculating the Coupon Reset Rate for the Notes, the Calculation Agent will provide written notice to the Company and the Trustee, setting forth the Coupon Reset Rate. The Coupon Reset Rate for the Notes will be effective from and including the Applicable Coupon Reset Date to but excluding the next Applicable Coupon Reset Date, or if there are no more Applicable Coupon Reset Dates, the Maturity Date.

             (f) The Callholder will sell the Notes to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Applicable Coupon Reset Date in immediately available funds.

        The Calculation Agency Agreement provides that the Calculation Agent for the Notes may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor Calculation Agent for the Notes.

        The Calculation Agent, in its individual capacity, may buy, sell, hold and deal in the Notes and may exercise any vote or join in any action which any holder of the Notes may be entitled to exercise or take as if it were not the Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation Agent.

                  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain United States Federal income tax considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of the Notes who purchases the Notes on the Original Issue Date. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder and current administrative rulings and court decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all Federal tax considerations applicable to all categories of investors (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers) some of which may be subject to special rules. In addition, this summary is limited to holders who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary only addresses the United States Federal income tax considerations of the Notes until the First Coupon Reset Date.

        INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO
   DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX
   CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF
   THE NOTES.

        Prospective investors should note that no rulings have been or are expected to be sought from the Internal Revenue Service (the "Service") with respect to any of the Federal income tax considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

   TREATMENT OF NOTES

        Although there is no authority on point characterizing instruments such as the Notes, and the matter is not free from doubt, the Company intends to treat the Notes as fixed rate debt instruments that mature on the First Coupon Reset Date for United States Federal income tax purposes. The issue price of the Notes will be equal to the first price at which a substantial amount of the Notes are sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers) without regard to any amount paid by the Callholder as option premium with respect to the Call Option. So viewed, each holder must include in gross income the stated interest paid or accrued on the Notes in accordance with its usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of Notes, the holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Notes at the time of the sale, exchange, redemption or other disposition. A holder's adjusted tax basis in the Notes generally will equal the holder's purchase price for such Notes. Pursuant to the Taxpayer Relief Act of 1997, in the case of an individual holder, any capital gain recognized on the disposition of the Notes will generally be subject to U.S. Federal income tax at a stated maximum rate of (i) 20%, if the holder's holding period in the Notes was more than 18 months at the time of such sale, exchange, redemption or other disposition, or (ii) 28%, if the holder's holding period in such Notes was more than one year, but not more than 18 months, at the time of such sale, exchange, redemption, or other disposition. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

        It is possible that the Service will disagree with or that a court will not uphold the foregoing treatment of the Notes. In particular, the Service could seek to treat the Notes as maturing on the Maturity Date rather than the First Coupon Reset Date, in which case (i) the issue price of the Notes would include the premium paid by the Callholder with respect to the Call Option, and (ii) the holder would be treated as selling a Call Option to the Callholder for an amount equal to the premium paid to the Callholder for the Call Option. The amount deemed received as consideration for sale of the Call Option would be treated as an option premium paid to such holder (and consequently would not be recognized as income on the writing of the Call Option). Because of the Coupon Reset Process, if the Notes were treated as maturing on the Maturity Date, holders would be subject to certain Treasury Regulations dealing with contingent payment debt instruments (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in gross income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and a projected yield to maturity of the Notes. The projected yield to maturity would be based on the "comparable yield" (I.E., the yield at which the Company would issue a fixed rate debt instrument maturing on the Maturity Date, with terms and conditions otherwise similar to those of the Notes), which would be higher than the stated interest rate on the

   Notes prior to the First Coupon Reset Date. In addition, the character of any gain or loss recognized on the sale, exchange, retirement or other disposition of the Notes could differ from that set forth in the preceding paragraph. For example, if the Contingent Debt Regulations applied, any gain recognized on the sale of the Notes would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued original issue discount, and any excess would be capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

   FOREIGN HOLDERS OF NOTES

        Interest paid with respect to the Notes to a holder that is not a United States person (a "Foreign Holder") generally will not be subject to the 30% withholding tax generally imposed with respect to U.S. source interest paid to such persons, provided that such holder is not engaged in a trade or business in the United States in connection with which it holds such Notes, does not bear certain relationships to the Company and fulfills certain certification requirements. Under such certification requirements, the holder must certify, under penalties of perjury, that it is not a "United States person" and is the beneficial owner of the Notes, and must provide its name and address. For this purpose, "United States person" means a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is includible in gross income for United States Federal income tax purposes, regardless of its source, or a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all substantial decisions.

        A Foreign Holder generally will not be subject to United States Federal income tax with respect to any gain recognized upon the disposition of Notes unless (i) such gain is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States, (ii) in the case of any individual holder, such Foreign Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (iii) the Notes are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph.

   BACKUP WITHHOLDING

        Payments made on the Notes and proceeds from the sale of Notes will not be subject to a "backup" withholding tax of 31% unless, in general, the holder fails to comply with certain reporting procedures and is not an exempt recipient under applicable provisions of the Code.

        Recently issued Treasury regulations (the "Final Withholding Regulations"), which are generally effective with respect to payments made after December 31, 1998, consolidate and modify the current certification requirements and means by which holders may claim exemption from United States federal income tax withholding on foreign persons and from backup withholding. Foreign Holders claiming benefits under an income tax treaty may be required to obtain a taxpayer identification number and to certify their eligibility under the treaty's limitation of benefits article in order to comply with the Final Withholding Regulations. Because the application of the Final Withholding Regulations will vary depending upon a holder's particular circumstances, all holders are urged to consult their own tax advisors regarding the application of the Final Withholding Regulations to them.




                                UNDERWRITING


        The settlement date for the purchase of the Notes will be July 14, 1998, as agreed upon by the Company and the Agents pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934.

        Under the terms and subject to the conditions set forth in the Terms Agreement, dated the date hereof (the Terms Agreement ), among the Agents named below and the Company, such agents have severally agreed to purchase, and the Company has agreed to sell to them the principal amounts of the Notes set forth opposite their respective names below:

                      Name                    Principal Amount
                      ----                    ----------------

    Morgan Stanley & Co. Incorporated         $160,000,000

    Chase Securities Inc.                       30,000,000
    First Chicago Capital Markets, Inc.         30,000,000

    Merrill Lynch, Pierce,
      Fenner & Smith Incorporated               30,000,000
                                               -----------

                     Total                    $250,000,000
                                              ============

        Under the terms of the Terms Agreement, the Agents are committed to take and pay for all of the Notes if any are taken. In addition, under the terms of the Terms Agreement, the Agents have agreed to reimburse the Company for certain expenses relating to the offering of the Notes.

        In order to facilitate the offering of the Notes, the Agents may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the Agents may overallot in connection with the offering, creating a short position in the Notes for its own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Agents may bid for, and purchase, the Notes in the open market. Finally, the Agents may reclaim selling concessions allowed to a dealer for distributing the Notes in the offering, if the Agents repurchase previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The Agents are not required to engage in these activities, and may end any of these activities at any time.